Exhibit 3.1

TWO HARBORS INVESTEMENT CORP.

ARTICLES SUPPLEMENTARY

Two Harbors Investment Corp., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: Under a power contained in Article VI of the charter of the Corporation (the “Charter”), the Board of Directors of the Corporation (the “Board of Directors”), by duly adopted resolutions (i) reclassified and designated 3,000,000 authorized but unissued shares (the “Reclassified Series D Preferred Stock”), of the Corporation’s 7.75% Series D Cumulative Redeemable Preferred Stock, $0.01 par value per share (the “Series D Preferred Stock”), as shares of undesignated preferred stock, par value $0.01 per share (the “Preferred Stock”), of the Corporation and (ii) reclassified and designated 8,000,000 authorized but unissued shares (the “Reclassified Series E Preferred Stock”), of the Corporation’s 7.50% Series E Cumulative Redeemable Preferred Stock, $0.01 par value per share (the “Series E Preferred Stock”), as shares of Preferred Stock, of the Corporation.

SECOND: The Preferred Stock classified as set forth above shall be undesignated and unclassified shares of Preferred Stock.

THIRD: The foregoing shares of Reclassified Series D Preferred Stock and Reclassified Series E Preferred Stock have been reclassified and designated by the Board of Directors under the authority contained in the Charter.

FOURTH: These Articles Supplementary have been approved by the Board of Directors in the manner and by the vote required by law. The total number of authorized shares of capital stock of the Corporation will not change as a result of these Articles Supplementary.

FIFTH: These Articles Supplementary shall become effective at 5:00 p.m., Eastern Time, on March 19, 2021 (the “Effective Time”).

SIXTH: At the Effective Time, the total number of shares of capital stock which the Corporation has authority to issue is 800,000,000 shares of stock, consisting of (i) 700,000,000 shares of Common Stock, $0.01 par value per share, and (ii) 100,000,000 shares of Preferred Stock, $0.01 par value per share, of which 5,750,000 shares are designated as 8.125% Series A Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, 11,500,000 shares are designated as 7.625% Series B Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, and 12,650,000 shares are designated as Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock. The aggregate par value of all authorized shares of stock having par value is $8,000,000.

SEVENTH:  The undersigned officer of the Corporation acknowledges these Articles Supplementary to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned officer acknowledges that, to the best of such officer’s knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties of perjury.

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IN WITNESS WHEREOF, the Corporation has caused these Articles Supplementary to be executed in its name and on its behalf by its Chief Executive Officer and President and attested to by its Secretary and General Counsel on this 19th day of March, 2021.

ATTEST:		TWO HARBORS INVESTMENT CORP.

By:	/s/ Rebecca B. Sandberg	By:	/s/ William Greenberg
Name:	Rebecca B. Sandberg	Name:	William Greenberg
Title:	General Counsel and Secretary	Title:	President and Chief Executive Officer

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